Exhibit 99.(a)(5)(D)

Name:	Guy Elliott
Position:	Finance Director
Company:	Rio Tinto
Date:	12/07/2007
Time:	10:18 CET
Channel:	CNBC Europe
Duration:	7mins 25secs

Interview with Guy Elliott

Ross Westgate

Back to one of our lead stories; Martin was talking about it: Rio Tinto agreeing to buy, or it’s got an agreement to buy Canada’s Alcan for $38bn. Joining us to go through that is Guy Elliott, the Finance Director at Rio. Guy, good to see you. Thanks for joining us. Tell me: I mean, you’ve blown Alcoa away with this bid. You’re paying so much more. Why is it worth the money?

Guy Elliott

This is a very high quality company, absolutely in keeping with Rio Tinto’s strategy, which is to focus on high-quality assets with long lives ahead of them and obtaining value for our shareholders. I’m quite convinced that this offer is going to win that prize and do all of those things.

Michelle Caruso-Cabrera

Hi, Guy. It’s Michelle here in the United States. You’re going to be financing this through debt in part, right? Single-A rated company: are you going to be able to maintain that credit rating as a result?

Guy Elliott

You’re quite right; this is entirely financed with debt. Remember that our balance sheet at the moment is very strong indeed. It’s strong because the conditions of our markets and the quality of our existing assets is very high. We’re generating about $1bn a month at the moment, but yes, you’re right. We’re going to add quite a bit of debt and it will push our gearing up to just short of 60%. Because of the quality of the existing cash flows we have, plus the cash flows of Alcan which we’ll be buying, we expect that debt to come down pretty sharply. At the same time as making this announcement, we’ve also announced that we’re going to sell the Alcan packaging business, so that will bring in some more cash. In addition to that, we’re going to carry out a review of the whole combined Rio Tinto and Alcan businesses to see whether there are assets there which are sub-scale in light of the enlarged business, either sub-scale or non-core. We’ll be able to realize some more through those sorts of asset sales, so we I think will be able to bring down our gearing in a pretty smart way. For that reason, we think that we will be able to retain our single-A rating.

Michelle Caruso-Cabrera

Are you prepared to go even higher here if somebody else steps in? Are you prepared to leverage even more, and do you expect somebody else to step in?

Guy Elliott

Look, we have put in a very strong offer here at a high premium compared to the existing Alcoa offer. There has been an auction carried out in private here amongst the white knights. I don’t know exactly how that’s been done, but it is clear to me that we put in the offer which was the one that the Alcan board is prepared to recommend. It’s more than just simply being a cash offer at this price, which is a compelling price. It’s also the whole offering that we’re making, the whole package of other things that we’re offering to the government of Quebec, and the approach that we’re making to governments elsewhere in the world. We think that we are going to be welcomed in all these constituencies, whether they’re shareholders, governments, or elsewhere. For all these reasons, we think that, actually, this is going to be the winning bid. We think it’s an excellent bid for the Alcan shareholders and an excellent transaction also for Rio Tinto shareholders.

Christine Tan

Guy, this is Christine here. You say that the merger’s all about the China story. What sort of China demand are you factoring into your business model?

Guy Elliott

We think that Chinese demand is growing at about 15% per annum at the moment. Those levels of growth are spectacular, of course. We don’t expect that they will necessarily continue at quite such a high level. We do think that China is going through a phase of extremely materials-intensive growth at the moment as infrastructure is developed to accommodate and to provide jobs for the large numbers of people that are coming in from the country into the towns of China. It is an extraordinary phenomenon, and it is one which uses a great deal of aluminium. We’ve got a very good growth story. In the case of Alcan, we have very low-cost assets that will provide, therefore, a very good margin from this high growth. We think that aluminium is going to follow, to some degree, the very strong stories that we’ve seen in other metals that are fuelling China’s terrific growth.

Christine Tan

Guy, are you open to acquiring a Chinese producer of aluminium?

Guy Elliott

The fact is that Chinese aluminium production is actually quite high-cost. If you look at the fourth quartile of the cost curve, the great majority of the smelters that occupy that quartile are Chinese. For us, that’s not the sort of business that we want to be in. If you look at Alcan, in contrast, 80% of its smelting production is actually in the first and second quartiles of the cost curve. That’s where we like to be. It’s probably unlikely, I think, that we will be starting from scratch and developing a Chinese smelter. Our job, I think, in the developments that we want to make – and there are plenty, by the way, in the combined Rio Tinto and Alcan aluminium portfolio – is to find stranded sources of power which, therefore, are looking for an outlet. That’s an ideal situation in which to build an aluminium smelter. Of course, in China, there’s a power shortage, not a power surplus.

Ross Westgate

Guy, does this prove that we’re in an era where it’s far better for companies to buy than to build their business? What sort of assumptions have you taken on the price of aluminium in the future?

Guy Elliott

The question of buy versus build is something that we evaluate all the time. I think that in certain circumstances there’s room for both. We’ve been doing a lot of building in recent years; now we’re doing some buying. I think that we’re going to carry on building no matter what. We’ve got already a $5bn capital expenditure programme in Rio Tinto during the course of this year. I expect next year it will be similar. In fact, we’ve just announced an important investment in aluminium within the Rio Tinto business as it stands. We’re quite happy to build, but we think that this acquisition is compelling. As I’ve said, we’ve also got plenty of building to do when we’ve got it.

Michelle Caruso-Cabrera

Mr. Elliott, Michelle here in the United States. One of the overall stories in the markets has been the concern about the rising cost of credit. Are you seeing any evidence of that? Are you building the possibility of that into your financing of this deal?

Guy Elliott

Look, of course we look at interest rates very carefully. For the moment, we have taken no decision to fix any of the debt that we have. It is something that we will review, but in general, it’s our attitude towards all markets, whether they be metals markets, interest rate markets, or foreign exchange markets, is to retain a full exposure to all of them. The reason for that, in part, is that we think that there are certain natural hedges within the overall portfolio, and so I think that that is a question that we can review, but I remain confident that this is going to general terrific earnings, even if interest rates rise a little bit.

Ross Westgate

Okay, Guy. Thanks very much indeed for that. Guy Elliott, Finance Director at Rio Tinto.

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